Exhibit 99.2


ASX ANNOUNCEMENT
NOVEMBER 24TH, 2005

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                       APPOINTMENT OF INDEPENDENT CHAIRMAN

As foreshadowed at the 2005 Annual General Meeting of shareholders held yesterday (Melbourne time), Genetic Technologies Limited (ASX: GTG; NASDAQ:
GENE) is pleased to advise that Mr. Henry Bosch was duly elected Independent Chairman of GTG at a Board meeting held last evening. Mr. Bosch had joined the Board of GTG on June 24th, 2005 and was then formally re-elected as a Director by shareholders at the AGM yesterday. The Executive Chairman until now, Dr. Mervyn Jacobson, will assume the title of Chief Executive Officer.

Mr. Bosch comes highly qualified to assume the role of Independent Chairman of GTG. He is a former Chairman of the National Companies and Securities Commission, the predecessor of the Australian Securities and Investments Commission, Australia's principal corporate regulator, and has served as Chairman of the Working Group on Corporate Practices and Conduct and Chairman of the committee which produced the Australian Standard on corporate governance. His extensive business career has spanned the aluminium, steel, man-made fibres and plastics industries in Canada, UK and Australia and included the positions of Marketing Director of John Lysaght (Australia) Ltd. and Managing Director of Nylex Corporation. He is currently chairman of Closed Loop Environmental Systems, a director of Sampford and Staff and Transparency International (Australia).

The appointment of Mr. Bosch as Independent Chairman reflects the continued growth of GTG and will enable Dr. Jacobson to focus on the expansion of the Company's licensing activities and other revenue generating aspects of the Company's operations.


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FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson
Chief Executive Officer

Genetic Technologies Limited
Telephone: +61 3 9415 1135


GENETIC TECHNOLOGIES LIMITED o WEBSITE: www.gtg.com.au o EMAIL: info@gtg.com.au ABN 17 009 212 328 o REGISTERED OFFICE o 60-66 Hanover Street Fitzroy VIC 3065 Australia o POSTAL ADDRESS P.O. Box 115 Fitzroy Victoria 3065 Australia PHONE 61 3 9415 1135 o FAX 61 3 9417 2987